UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 33-92894

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:	Aly Energy Services, Inc.

Former name if applicable:

Address of principal executive office (street and number):	3 Riverway, Suite 920

City, state and zip code:	Houston, Texas 77056

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Management requires additional time to review and discuss the required disclosures in the Form 10-Q and complete the related XBRL conversion. The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alya Hidayatallah	(713)	333-4000
Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes       ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [see attachment 1]

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Aly Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	By:	/s/ Alya Hidayatallah
	Printed Name:	Alya Hidayatallah
	Title:	Chief Financial Officer

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Attachment 1

Significant changes in the results of operations for the quarter ended June 30, 2015 from that reported for the quarter ended June 30, 2014 arise from two principal factors:

1. On April 15, 2014, we acquired the equity interests of United Centrifuge, LLC (“United”) as well as certain assets used in United’s business that were owned by related parties of United. On July 1, 2014, the Company acquired all of the issued and outstanding stock of Evolution Guidance Systems Inc. (“Evolution”). The results of operations for the three and six months ended June 30, 2014 do not include the financial results of Evolution or the full period for United.

2. We operate in the commodity-driven, cyclical oil and gas industry. Since the beginning of 2011 and through mid-2014, the industry operated in an environment where crude oil prices largely avoided this cycle. During the fourth quarter of 2014, crude oil prices significantly declined due to continued growth in U.S. oil production, weakened outlooks for the global economy and continued strong international crude oil supply, especially from OPEC’s unexpected decision to maintain oil production levels. As a result of the weaker crude oil price environment, many crude oil development prospects are or are becoming less economical for many operators, leading to an expected downturn in demand for our products and services and an overall weaker demand for oilfield services. We experienced reductions in both the pricing and the utilization of our equipment in the fourth quarter of 2014 and the first six months of 2015.

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